EXHIBIT 99.1


Board of Trustees
Payden & Rygel Investment Group:

In planning and performing our audits of the financial statements of Payden & Rygel Investment Group (the "Group"), including Payden & Rygel Global Short Bond Fund, Payden & Rygel Global Fixed Income Fund, Payden & Rygel International Bond Fund, Payden & Rygel Global Balanced Fund, Payden & Rygel International Equity Fund, Payden & Rygel European Growth & Income Fund, Payden & Rygel Growth & Income Fund, Payden & Rygel Market Return Fund, Payden & Rygel Limited Maturity Fund, Payden & Rygel Short Bond Fund, Payden & Rygel U.S. Treasury Fund, Payden & Rygel Intermediate Bond Fund, Payden & Rygel Investment Quality Bond Fund, Payden & Rygel Total Return Fund, Payden & Rygel Short Duration Tax Exempt Fund and Payden & Rygel Tax Exempt Bond Fund for the period ended October 31, 1997 (on which we issued our report dated December 9, 1997), we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, and not to provide assurance on the Group's internal control.

The management of the Group is responsible for establishing and maintaining internal control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. Generally, controls that are relevant to an audit pertain to the entity's objective of preparing financial statements for external purposes that are fairly presented in conformity with generally accepted accounting principles. Those controls include the safeguarding of assets against unauthorized acquisition, use, or disposition.

Because of inherent limitations in any internal control, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that it may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

Our consideration of the Group's internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public
Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Group's internal control and its operation, including controls for safeguarding securities, that we consider to be material weaknesses as defined above as of October 31, 1997.

This report is intended solely for the information and use of management, the Board of Trustees and the Securities and Exchange Commission.



DELOITTE & TOUCHE LLP

Dayton, Ohio
December 9, 1997